UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Report regarding addition of a new subsidiary

On May 4, 2009, KB Financial Group Inc. (“KB Financial Group”) disclosed that it had added Kookmin Bank Cambodia PLC as a second-tier subsidiary. Key details are as follows:

1. Information regarding the new second-tier subsidiary:

   - Company name: Kookmin Bank Cambodia PLC (formerly Khmer Union Bank)
   - Key financial figures (as of December 31, 2008):
     o Total Assets (KRW): 16,992,769,101
     o Total Liabilities (KRW): 13,335,767
     o Total Stockholders’ Equity (KRW): 16,979,433,334
     o Capital Stock (KRW): 16,994,900,000
   - Primary area of business: Banking business

2. Reason for change: Kookmin Bank, a wholly-owned subsidiary of KB Financial
Group, acquired 51% of the outstanding shares of Khmer Union Bank (which was subsequently renamed Kookmin Bank Cambodia PLC).

3. Total number of subsidiaries of KB Financial Group after addition of Kookmin
Bank Cambodia PLC as a second-tier subsidiary: 15

4. Date of change: May 4, 2009

5. Other relevant information:

   - The key financial figures above are based on the exchange rate as of
     May 4, 2009 (USD 1.00 = KRW 1,307.30)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: May 4, 2009	By:	/s/ Kap Shin
	Name:	Kap Shin
	Title:	Deputy President & CFO